FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Delaware Distributors, L.P.
Fiscal Year Ended March 31, 2024
Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29755

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 AND ENDING 03/31/24
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Delaware Distributors, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Independence, 610 Market Street
(No. and Street)

Philadelphia	PA	19106
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Hoban	215-255-2849	stephen.hoban@macquarie.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouse Coopers
(Name – if individual, state last, first, and middle name)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Hoban _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Delaware Distributors, L.P. _____ , as of 3/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania - Notary Seal
CARMELETTE MARQUEZ, Notary Public
Philadelphia County
My Commission Expires May 19, 2026
Commission Number 1283446

Notary Public

Signature: _____

Title:
Vice President, Treasurer, Associate Director, FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Fiscal Year Ended March 31, 2024

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Delaware Distributors, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Delaware Distributors, L.P. (the "Company") as of March 31, 2024, and the related statements of operations, of changes in partners' capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Under Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 18, 2024

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042 T: (267) 330 3000, www.pwc.com/us

Delaware Distributors, L.P.

Statement of Financial Condition

March 31, 2024

(In Thousands)

Assets		
Cash	$	62,095
Distribution fees due from affiliated funds		13,743
Due from affiliates		10,393
Prepaid expenses and other assets		1,339
Deferred dealer commissions, less accumulated amortization of $496		490
Total assets	$	88,060
Liabilities and partners' capital		
Liabilities:		
Accrued distribution costs and other accruals	$	32,190
Accrued salaries and related expenses		6,063
Due to affiliates		12,495
Total liabilities	$	50,748
Partners' capital:		
Limited partners		36,973
General partner		339
Total partners' capital		37,312
Total liabilities and partners' capital	$	88,060

See accompanying notes which are an integral part of these financial statements.

3

Delaware Distributors, L.P.

Statement of Operations

Fiscal Year Ended March 31, 2024

(In Thousands)

Revenues		
Administrative fees	$	155,899
Distribution fees		127,253
Commissions income		2,652
Interest income		1,475
Total revenues	$	287,279
Expenses		
Distribution costs	$	195,103
Salaries and related expenses		57,240
Selling, general, and administrative		31,849
Deferred dealer commission amortization		999
Total expenses	$	285,191
Net income	$	2,088

See accompanying notes which are an integral part of these financial statements.

Delaware Distributors, L.P.

Statement of Changes in Partners' Capital

Fiscal Year Ended March 31, 2024

(In Thousands)

	Delaware Distributors, Inc. (General Partner)	**Limited Partners**	**Total**
Balances as of March 31, 2023	$ 320	$ 34,904	$ 35,224
Net income for the fiscal year ended March 31, 2024	19	2,069	2,088
Balances as of March 31, 2024	$ 339	$ 36,973	$ 37,312

See accompanying notes which are an integral part of these financial statements.

Delaware Distributors, L.P.

Statement of Cash Flows

Fiscal Year Ended March 31, 2024

(In Thousands)

Cash Flows from operating activities

Net income	$	2,088
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred dealer commission amortization		999
Foreign exchange, net		224
Change in assets and liabilities:		
Increase in Deferred dealer commissions		(1,032)
Decrease in Distribution fees due from affiliated funds		27
Increase in Prepaid expenses and other assets		(745)
Increase in Due from affiliates		(2,488)
Decrease in Due to affiliates		(10,657)
Decrease in Accounts payable and accrued liabilities		(2,835)
Decrease in Accrued salaries and related expenses		(471)
Net cash used by operating activities		(14,890)
Net decrease in cash		(14,890)
Cash at beginning of year		76,985
Cash at end of year	$	62,095

See accompanying notes which are an integral part of these financial statements.

Delaware Distributors, L.P.

Notes to Financial Statements

March 31, 2024

(In Thousands)

1. Description of Business and Ownership

Delaware Distributors, L.P. (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides distribution and servicing for its affiliated funds and certain administrative services to affiliates. The partnership is named national distributor or placement agent, as applicable, for its affiliated funds and is an integral part of Macquarie Group Limited ("Macquarie") investment management services.

Delaware Distributors, Inc. ("DDI") is the general partner of the Partnership. Delaware Investments Distribution Partner, Inc. ("DIDP"), Ivy Distributors, Inc. ("IDI") and Delaware Capital Management Series of Macquarie Investment Management Business Trust ("DCM") are the limited partners. DDI is a direct wholly-owned subsidiary of Macquarie Management Holdings, Inc. ("Holdings"). IDI, DIDP, DCM are indirect wholly-owned subsidiaries of Holdings. IDI, DIDP, DCM and DDI are all indirect wholly-owned subsidiaries of Macquarie. The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP").

Cash

Cash is maintained in demand deposit accounts.

The Partnership had cash at March 31, 2024 of $62,095 which was held at a reputable financial institution. The cash held with the financial institution exceeds the Federal Deposit Insurance Corporation insurance limit of $250.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)

March 31, 2024

(In Thousands)

2. Significant Accounting Policies (continued)

Distribution Fees Due from Affiliated Funds

Amounts included in Distribution fees due from affiliated funds on the Statement of Financial Condition are deemed to approximate fair value due to the short collection cycle.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Deferred dealer commissions are amortized over a 12-month period. The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at March 31, 2024 indicated that the respective deferred dealer commission asset is not impaired.

Revenue Recognition

The Partnership recognizes revenue from contracts with customers in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. It requires the identification of discrete performance obligations within a customer contract and an associated transaction price is allocated to these obligations. Revenue is recognized upon satisfaction of these performance obligations, which occurs when control of the goods or services is transferred to the customer.

Distribution fees are received from affiliated funds to reimburse the Partnership for the certain costs such as marketing, selling fund interest, and providing sales related support to investors. Distribution fees are recognized monthly or quarterly depending on the underlying agreement and are based on the contracted rate. At month-end or quarter-end, the variable considerations of the transaction price are not constrained as the net assets of the funds are calculated and the value of the consideration is determined.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

In turn, the Partnership enters into agreements with and compensates third-party brokers / sub placement agents, who sell interest in the affiliated funds. The Partnership also incurs other distribution and placements costs relating to marketing and selling fund interest. The compensation to third-party brokers and the other distribution costs relating to marketing and selling fund interest are classified within Distribution costs on the Statement of Operations. Because it is considered the principal distributor or placement agent, as applicable, to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution costs. The Partnership accrues the corresponding distribution costs monthly as the expenses are incurred.

Administrative fees are earned for additional advertising, promotion and distribution of affiliates' products. Depending on the jurisdiction of the affiliate, the administrative fees charged to the affiliates are based upon either the cost or cost plus markup of supplying the service and are recognized monthly. At month-end, the variable consideration of the transaction price is no longer constrained as the cost of supplying the services can be calculated and the value of the consideration is determined. The application of the terms of the contract is reviewed at least annually for appropriateness by the Partnership and by the affiliates to which the services are provided. For the fiscal year ended March 31, 2024, the Partnership recognized $125,833 of administrative fees from affiliates earned at cost and $30,066 of administrative fees from affiliates earned at cost plus markup.

Commissions are recorded as of trade date and are comprised of sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated funds and related products. As of the trade date, the variable consideration of the transaction price is no longer constrained as the commission can be calculated and the value of the consideration is determined.

Interest income is non-contractual and is accrued as earned.

Notes to Financial Statements (continued)

March 31, 2024

(In Thousands)

2. Significant Accounting Policies (continued)

Stock-Based Compensation

Under the Macquarie Group Employee Retained Equity Plan ("MEREP"), Macquarie issues restricted stock units ("RSUs") and deferred stock units ("DSUs"). The awards are measured at their grant dates based on Macquarie's publicly traded market value. The grant date fair value of the Macquarie awards granted to the Partnership's employees is expensed over the required service period and the awards generally vest over three to four years. The expense related to these awards is charged to the Partnership by Macquarie as an intercompany charge and is included in Salaries and related expenses on the Partnership's Statement of Operations.

The Partnership recognized $1,266 of expense for the fiscal year ended March 31, 2024 related to these stock-based compensation awards and is included in salaries and related expenses on the Partnership's Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

The Partnership is required to file a Federal and State Partnership return. However, in accordance with the provisions of the Internal Revenue Code and applicable state regulations, the taxable income or loss of the Partnership passes through and is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. The Partnership also files the Business Income and Receipts Tax return with Philadelphia and incurs a tax which is based primarily upon receipts and is included in Selling, general and administrative expense on the Statement of Operations. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local income taxes.

2. Significant Accounting Policies (continued)

Taxes (continued)

The Partnership does not have any tax positions at March 31, 2024 for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. As of March 31, 2024, the statute of limitations is open for tax years 2020 through current for the state of Pennsylvania and the city of Philadelphia filings as well as filings made under the Internal Revenue Code.

3. Net Capital Requirements

The Partnership is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

At March 31, 2024, the Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

Net capital	$20,873
Required net capital	$3,383
Ratio of aggregate indebtedness to net capital	2.43 to 1

The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Partnership relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a 401(k) plan sponsored by Holdings for certain employees and in a 401(k) plan sponsored by Macquarie Holdings (USA) Inc. ("MHUSA") for certain employees.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)

March 31, 2024

(In Thousands)

4. Employee Benefit Plans (continued)

Defined Contribution Plans (continued)

Under both plans, the Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation, as defined by the plans, contributed by the participant. Expense related to the 401(k) plans totaled $1,294 for the fiscal year ended March 31, 2024. These expenses are included in Salaries and related expenses on the Statement of Operations.

Notional Investment Policy

The bonus compensation of certain employees is deferred in accordance with Macquarie's bonus retention policy. In accordance with this policy, a designated portion of the employee's bonus is notionally invested in a portfolio of Macquarie-managed products as determined by the Macquarie compensation committee.

The notional investment vests in three equal tranches in the second, third and fourth year following the date of the investment. Once the notional investment vests, it is settled by MIMA. The expense related to this plan is recognized over the vesting period of the tranches, commencing as of the first day of the service period of the employee's bonus. The expense recognized for the fiscal year ended March 31, 2024 was $582 and is included in Salaries and related expenses on the Statement of Operations.

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

In the fiscal year ended March 31, 2024, the Partnership was charged selling, general, and administrative expenses of $12,675 primarily by Holdings and Macquarie affiliates for services provided by employees of affiliates. These expenses primarily relate to, but are not limited to, occupancy, information technology, human resources, finance, and legal services provided to the Partnership.

5. Related Party Transactions (continued)

The Partnership allocated certain costs related to the distribution of managed account products to an affiliate. The allocated costs presented as a reduction of Salaries and related expenses on the Statement of Operations in the fiscal year ended March 31, 2024 were $2,504. The allocated costs presented as a reduction of selling, general and administrative expenses were $1,744.

In the fiscal year ended March 31, 2024, the Partnership earned Distribution fees of $127,253 from affiliated funds to reimburse the Partnership for the costs of marketing and selling fund interest. Amounts included in Distribution fees due from affiliated funds on the Statement of Financial Condition related to these fees as of March 31, 2024 were $13,584.

In the fiscal year ended March 31, 2024, the Partnership earned Administrative fees of $155,899 for additional advertising, promotion and distribution of affiliates' products. At March 31, 2024, amounts included in Due from affiliates on the Statement of Financial Condition related to Administrative fees earned at cost plus markup were $5,444 while there were no amounts due for Administrative fees earned at cost.

The Partnership pays certain expenses on behalf of affiliated funds and is reimbursed by the funds in the subsequent month. The Partnership does not include these reimbursements as revenue but rather are netted against expenses paid on behalf of the affiliated funds on the Statement of Operations due to the Partnership acting as an agent to the funds for this activity. The amount included in Distribution fees due from affiliated funds for these payments was $159 at March 31, 2024.

The Partnership generally settles its intercompany balances on a regular basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition includes all outstanding balances arising from the above transactions.

6. Concentration Risk

Financial instruments that potentially subject the Partnership to concentration of credit risk consist primarily of cash. The Partnership maintains its cash in a financial institution. To the extent that such deposits exceed the maximum insurance levels, they are uninsured.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)

March 31, 2024

(In Thousands)

7. Subsequent Events

In accordance with the Subsequent Events topic ("Topic 855") of the FASB ASC, the Partnership evaluates subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. The Partnership evaluated subsequent events through June 18, 2024, the date the Partnership's financial statements were available to be issued.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

March 31, 2024

(In Thousands)

Net capital

Total partnership capital		$37,312
Deductions:		
Total nonallowable assets:		(16,438)
Distribution fees due from affiliated funds	(4,216)	
Due from affiliates	(10,393)	
Prepaid expenses and other assets	(1,339)	
Deferred dealer commission, net of amortization of $496	(490)	
Net capital		$20,873

Aggregate indebtedness

Items included in Statement of Financial Condition:	
Total liabilities	$50,748
Total aggregate indebtedness	$50,748

Computation of basic net capital requirement based on 6 and 2/3 of aggregate indebtedness	
Minimum net capital required	$3,383
Excess net capital	$17,490
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$15,798
Ratio: Aggregate indebtedness to net capital	2.43 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited March 31, 2024, amended Part IIA Focus Filing as filed on April 23, 2024.

Supplemental Information

Delaware Distributors, L.P.

Schedule II - Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers or Dealers Under
Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2024

Computation for determination of reserve requirements and information relating to the possession
or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as
the Partnership relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to
17 C.F.R. § 240.17a-5.